Exhibit 99.71

STANDARD LITHIUM LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Standard Lithium Ltd. (the “Company”)

Suite 110, 375 Water Street

Vancouver, British Columbia, V6B 5C6

ITEM 2	DATE OF MATERIAL CHANGE

December 2 and 8, 2020

ITEM 3	NEWS RELEASE

The Company issued news releases on December 2 and 8, 2020 relating to the material change, which were disseminated through Newswire and subsequently filed on SEDAR.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On December 2, 2020, the Company announced that it had filed a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada, other than the Province of Quebec, in connection with a marketed public offering (the “Offering”) of common shares (the “Shares”) of the Company.

On December 8, 2020, the Company announced that it had priced the previously announced Offering and that the Company intends to issue up to 13,650,000 Shares at a price of $2.20 per Share (the “Offering Price”), for aggregate gross proceeds of up to $30,030,00.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On December 2, 2020, the Company announced that it had filed a preliminary short form prospectus with the securities regulatory authorities in each of the Provinces of Canada, other than the Province of Quebec, in connection with an Offering of Shares.

On December 8, 2020, the Company announced that it had priced the previously announced Offering and that the Company intends to issue up to 13,650,000 Shares at a price of $2.20 per Share (the “Offering Price”), for aggregate gross proceeds of up to $30,030,000.

The Offering is being conducted on a “best efforts” agency basis by Roth Canada, ULC (“Roth Canada”) and Echelon Wealth Partners Inc. (“Echelon” and together with Roth Canada, the “Co-Lead Agents”), as co-lead agents and joint bookrunners, together with Roth Capital Partners LLC as the exclusive placement agent in the United States (the “U.S. Placement Agent”, together with the Co-Lead Agents, the “Agents”).

The Company has agreed to grant the Agents an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Agents, to purchase from the Company up to an additional 15% of the Shares sold under the Offering, on the same terms and conditions of the Offering to cover over-allotments, if any, and for market stabilization purposes.

The Company has agreed to pay the Agents a cash commission (the “Commission”) equal to: (i) 7% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option), other than the President’s List (as defined below); and (ii) 2% of the gross proceeds of Shares sold to the president’s list (the “President’s List”).

The closing of the Offering is anticipated to occur on December 17, 2020, or such other date as the Company and the Agents may agree. Closing of the Offering is subject to customary closing conditions, including, but not limited to, execution of an agency agreement and receipt of all necessary regulatory approvals, including the approval of the securities regulatory authorities and the TSX Venture Exchange.

The Company intends to use the net proceeds of the Offering to fund ongoing work programs to advance the LANXESS Project, including ongoing testing and optimization work underway at the SiFT lithium carbonate crystallization pilot plant and the direct lithium extraction demonstration plant (which utilizes the Company’s proprietary LiSTR technology), preliminary engineering work to advance commercial development of the Company’s proprietary lithium extraction process and negotiation and development of a joint venture with LANXESS Corporation, and for working capital and general corporate purposes.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There is no information of a material nature that has been omitted.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Robert Mintak, Chief Executive Officer

Telephone: 604-409-8154

ITEM 9	DATE OF REPORT

December 11, 2020

Forward Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable

Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to information regarding the requisite regulatory approvals, anticipated development of the Company’s projects and assets, completion of the Offering, including the number of Shares issued pursuant thereto, anticipated use of the net proceeds of the Offering, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. The forward-looking statements contained in this material change report are based on certain key expectations and assumptions made by the Company, including expectations and assumptions regarding the terms, timing, size and potential completion of the Offering, satisfaction of regulatory requirements in various jurisdictions, and the anticipated use of the net proceeds of the Offering. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Forward-looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

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